UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 29, 2018

Commission File Number:

1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP EUROPEAN COMPANY

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SAP SE

FORM 6-K

On January 29, 2018, SAP SE (SAP) and Callidus Software Inc., a Delaware corporation (the Company), issued a joint press release (the Press Release) announcing the entry into a definitive Agreement and Plan of Merger dated as of January 29, 2018, by and among the Company, SAP America, Inc. (SAP America), a wholly owned subsidiary of SAP, and Emerson One Acquisition Corp. (Merger Sub), a wholly owned subsidiary of SAP America (the Merger Agreement), pursuant to which, subject to the satisfaction of the conditions specified in the Merger Agreement, Merger Sub will merge with and into the Company, and holders of the Company’s common stock will receive $36.00 per share in cash for their shares. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “‘will” and similar expressions as they relate to SAP or the Company are intended to identify such forward-looking statements. This release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of the Company, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key Company employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and the Company to achieve the anticipated synergies of the proposed transaction and other risks detailed in SAP’s and the Company’s SEC filings, including those discussed in SAP’s Annual Report on Form 20-F for the year ended December 31, 2016 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. SAP is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Additional Information About the Merger

In connection with the proposed merger, the Company will file a proxy statement with the SEC. The definitive proxy statement will be sent or given to the Company’s stockholders entitled to vote at the special meeting relating to the transaction and will contain important information about the proposed merger and related matters. The Company’s stockholders are urged to read the definitive proxy statement (including any amendments or supplements thereto) carefully when it becomes available before making any voting or investment decision with respect to the proposed merger because it will contain important information about the merger and the parties to the merger. Additionally, the Company and SAP will file other relevant materials in connection with the proposed acquisition of the Company by SAP pursuant to the terms of the Merger Agreement. SAP, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of SAP’s executive officers and directors in the solicitation by reading SAP’s most recent Annual Report on Form 20-F, and the proxy statement and other relevant materials filed with the SEC when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available.

The materials to be filed by SAP and the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement from the Company, once it is filed with the SEC, by contacting the Company’s Investor Relations through the investor contact page on the Company’s website at http://investor.calliduscloud.com/about-us/investor-relations/investor-faq/.

EXHIBITS

Exhibit No.	Exhibit

99.1	Joint press release issued by SAP and the Company dated January 29, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

	By:	/s/ Luka Mucic
Name: Luka Mucic
Title: Chief Financial Officer

	By:	/s/ Michael Ploetner
Name: Michael Ploetner
Title: Prokurist

Date: January 30, 2018